UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 8 November 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

RESULTS FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2013
Quarter
September
2013
Quarter*
June
2013
Q-on-Q
variance
%
Gold produced
– kg
9 635
8 588
12
– oz
309 773
276 109
12
Cash operating costs
– R/kg
324 272
347 456
7
– US$/oz
1 013
1 144
11
Gold sold
– kg
9 353
8 146
15
– oz
300 703
261 901
15
Underground grade
– g/t
4.55
4.37
4
All-in sustaining costs
– R/kg
404 694
471 146
14
– US$/oz
1 264
1 551
19
Gold price received
– R/kg
429 566
427 534
–
– US$/oz
1 342
1 407
(5)
Operating profit ¹ *
– R million
1 037
671
55
– US$ million
104
71
46
Basic earnings/(loss) per share*
– SAc/s
3
(808)
>100
– USc/s
–
(86)
>100
Headline profit/(loss)*
– Rm
20
(802)
>100
– US$m
2
(85)
>100
Headline earnings/(loss) per share*
– SAc/s
5
(185)
>100
– USc/s
0.5
(20)
>100
Exchange rate
– R/US$
9.96
9.45
5
¹    Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
*    Comparative figures in these line items have been restated as a result of the adoption of IFRIC 20 Stripping Costs in the Production
Phase of a Surface Mine
Shareholder information
Issued ordinary share capital at
30 September 2013
435 289 890
Issued ordinary share capital at
30 June 2013
435 289 890
Market capitalisation
At 30 September 2013 (ZARm) 15 083
At 30 September 2013 (US$m) 1 499
At 30 June 2013 (ZARm) 15 562
At 30 June 2013 (US$m) 1 568
Harmony ordinary share and ADR prices
12-month high (1 October 2012 –
30 September 2013) for ordinary shares
R75.64
12-month low (1 October 2012 –
30 September 2013) for ordinary shares
R32.74
12-month high (1 October 2012 –
30 September 2013) for ADRs
US$8.96
12-month low (1 October 2012 –
30 September 2013) for ADRs
US$3.30
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 July – 30 September 2013 closing prices)
R32.74 – R42.47
Average daily volume for the quarter
(1 July – 30 September 2013)
1 680 746 shares
Range for quarter
(1 April – 30 June 2013 closing prices)
R33.47 – R59.11
Average daily volume for the quarter
(1 April – 30 June 2013)
2 099 857 shares
New York Stock Exchange including
other US trading platforms
HMY
Range for quarter
(1 July – 30 September 2013 closing prices)
US$3.30 –
US$4.33
Average daily volume for the quarter
(1 July – 30 September 2013)
3 824 973
Range for quarter
(1 April – 30 June 2013 closing prices)
US$3.30 –
US$6.38
Average daily volume for the quarter
(1 April – 30 June 2013)
3 302 649
Investors’ calendar
2013/2014
Annual General Meeting 5 December 2013
Q2 and 6 months ended FY14 results
presentation
3 February 2014
Q1 FY14
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
Results for the first quarter ended
30 September 2013
KEY FEATURES
Quarter on quarter
Significant increase in gold production for a second consecutive quarter
· 12% increase in gold production
· 6% increase in tonnes milled
· 4% increase in total underground recovered grade
· Kusasalethu close to normal production levels
Reduced unit costs quarter on quarter
· cash operating costs decreased by 7% to R324 272/kg (US$1 013/oz)
· reduced all-in sustaining costs by 14% from R471 146/kg to R404 694/kg
  (19% reduction from US$1 551/oz to US$1 264/oz)
Operating profit¹ increased by 55% from R671 million to more than R1 billion (46% increase from US$71 million to
US$104 million)
All figures represent continuing operations unless stated otherwise

1. Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement

CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*1^, K V Dicks*^, Dr D S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1 Mozambican
Investor relations team
Email: HarmonyIR@harmony.co.za
Henrika Basterfield
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381
ADR Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228

FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of
1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange
Act of 1934, as amended, and Section 27A of the U.S. Securities Act of
1933, as amended. Forward-looking statements are statements that are not historical facts.
These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”,
“intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost-savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies;
and socio-economic instability in the countries in which we operate.
Harmony’s Integrated Annual Report,
Notice of Annual General Meeting and its
Annual Report filed on a Form 20F with the United States’
Securities and Exchange Commission for the year ended
30 June 2013 were released on 25 October 2013.
www.harmony.co.za/investors
CONTENTS
2
Contact details
4
Chief executive officer’s review
6
Operational results (Rand/Metric) (US$/Imperial)
8
Commentary on operational results
10
Condensed consolidated income statements (Rand)
11
Condensed consolidated statements of comprehensive
income (Rand)
11
Condensed consolidated statements of
changes in equity (Rand)
12
Condensed consolidated balance sheets (Rand)
13
Condensed consolidated cash flow statements (Rand)
14
Notes to the condensed consolidated financial statements
19
Segment report (Rand/Metric)
20
Operating results (US$/Imperial)
22
Condensed consolidated income statements (US$)
23
Condensed consolidated statements
of comprehensive income (US$)
23
Condensed consolidated statements
of changes in equity (US$)
24
Condensed consolidated balance sheets (US$)
25
Condensed consolidated cash flow statements (US$)
26
Segment report (US$/Imperial)
27
Development results – Metric and Imperial

Results for the first quarter
ended 30 September 2013
Chief executive officer’s review
Despite short-term gold price volatility, long-term fundamentals remain in place for continued growth in commodity demand. Since the financial crash of 2008, investment demand has been among the gold market’s principal drivers. The R/kg gold price has been static in the past two quarters and we are expecting this trend to continue in the short term.
As gold prices have weakened, gold mines world-wide remain under pressure with their rising costs. Our only means of remaining profitable is to reduce costs, improve our productivity and produce more gold. We believe that Harmony is well placed to meet these challenges.
We have been an acquisitive company, known for reinvesting in our assets to improve their performance. Our strategic advantages include:
· increasing gold grades
· lowest rand/tonne South African producer
· free cash flow
· unhedged
· strong balance sheet – low debt
· geared to SA currency – 93% of our gold is mined in South Africa
1. SAFETY
The South African operations experienced a challenging safety quarter with a regression in safety performance.
It is with deep regret that I report that four people were fatality injured in four separate incidences. They were Tiodosio Munguambe (a team leader) and Mr Carlitos Uetela (development team member) – both from Doornkop; and Thembekile Mapeyi (development team member)
and Oscar Madosi (an engineering assistant) both from Kusasalethu.
My sincere condolences go to the families, friends and colleagues of these men.
Safety risk management is one of the main pillars in the Harmony safety strategy and is the main building block in the journey towards proactive safety management and ultimately to zero harm. Management and employees play an equally important role in the effective functioning of the safety risk management system and specifically with regards to issue-based risk management and continuous risk management.
During the past quarter management has paid a lot of attention to poor performing operations. In addition, all baseline risk assessments are currently part of a review process.
Due to the fatalities reported, the Fatality Injury Frequency Rate (FIFR)
per million hours worked regressed year on year from 0.11 to 0.19 and quarter on quarter from 0.10 to 0.19.
During the quarter, the chief executive officer and various other executives continued high level safety audits at the operations.
Significant safety achievements during the quarter were:
· Unisel recorded 12 months of being fatality free
· Tshepong achieved more than 3 000 000 rail bound equipment fatality free shifts
· Tshepong achieved 2 000 000 fall of ground fatality free shifts
· Doornkop achieved 6 500 000 fall of ground fatality free shifts
2. OPERATIONAL RESULTS
Gold production for the September 2013 quarter increased by 12% to
9 635kg from 8 588kg in the June 2013 quarter. This was as a result of improved recovered grades at most of the underground operations and Kusasalethu building up to normal production after the temporary closure of the shaft earlier this year.
Operations that showed an improvement during the September 2013 quarter were Kusasalethu, Tshepong, Target 1, Phakisa, Hidden Valley and Unisel.
The 12% increase in production resulted in a significant increase in operating profit of 55% for the September 2013 quarter, increasing from R671 million in the June 2013 quarter to R1  037 million in the
September 2013 quarter.
The rand gold price received remained steady with only a 0.4% increase to R429 566/kg (R427 534/kg in the June 2013 quarter). Quarter on quarter the US dollar gold price decreased by 5% from US$1 407/oz in the June 2013 quarter to US$1  342/oz in the September quarter.
The rand/dollar exchange rate weakened by 5% from R9.45/US$ in the previous quarter to R9.96/US$ in the September 2013 quarter.
Cash operating costs in the September 2013 quarter increased by
R140 million compared to the June 2013 quarter. This was mainly as a result of a R38 million increase in wages (due to the annual wage increase), as well as a R147 million increase in electricity costs (due to winter tariffs). These increases in costs were partially offset by a
R57 million saving at Hidden Valley.
Due to the increase in gold produced for the September 2013 quarter the rand per kilogram (cash cost) decreased by 7% from R347 456/kg in the June 2013 quarter to R324 272/kg in the quarter under review.
Total capital expenditure for the September 2013 quarter decreased by R183 million or 23% quarter on quarter to R622 million. Most operations recorded a decrease in capital expenditure with a major saving of R89 million at Hidden Valley.
3. FINANCIAL OVERVIEW
Revenue
Revenue improved from R3 483 million in the previous quarter to
R4 018 million, driven by a 15% increase in gold sales and stable gold prices in rand terms at R429 566/kg.
Restructuring costs
Restructuring and employment termination costs of R94 million were recorded in the current quarter which should result in more long-term savings going forward.
Exploration costs
Due to the repositioning of the Wafi-Golpu project and other cost-
saving initiatives in respect of the project, total exploration expenditure decreased from R219 million to R142 million for the quarter.
Gain on financial instruments
The gain on financial instruments is due to the increase in fair value of the investments in the various group rehabilitation trust funds.
A portion of these funds is invested in Equity Linked Deposits, which increased in value as the market rose. These gains can be attributed to an increase in the JSE shareholder weighted top 40 index (SWIX 40)
during the quarter.
Property, plant and equipment
Mining assets have decreased during the quarter as the Papua New
Guinean currency (PGK) depreciated against all currencies towards the end of the quarter. Against the rand, it weakened from R4.49/PGK to
R3.87/PGK resulting in lower rand equivalent balances reported on the balance sheet.

Borrowings and cash
The long-term portion of borrowings increased during the quarter as a further $60 million was drawn against the US dollar syndicated revolving credit facility. During the same period cash and cash equivalents increased by R199 million to R2 288 million resulting in a net debt of
R871 million.
4. ALL-IN SUSTAINING COSTS MEASURES
(WORLD GOLD COUNCIL)
The World Gold Council (WGC) released a guidance note in June 2013 on the calculation of ‘all-in sustaining costs’ which was developed by members of the council to create a better understanding of the overall costs associated with producing gold.
The ‘all-in sustaining costs’ is an extension of the existing ‘cash cost’
metrics and incorporates costs related to sustaining production.
Harmony has decided to adopt the all-in sustaining costs method and we will apply it to our calculations as from the September 2013 quarter onwards. For comparison purposes, we will be reporting on both our cash operating cost (R/kg or US$/oz) and the all-in sustaining costs in the future.
Harmony recorded an all-in sustaining cost of R404 694/kg for the  September 2013 quarter, a 14% improvement compared to the
R471  146/kg recorded in the June 2013 quarter, due to higher gold production.
5. EMPLOYEE RELATIONS
Two year wage agreement
A new two year wage agreement was signed on 10 September 2013.
In summary the agreement is as follows:
·  Category 4 and 5 employees, and rock drill operators received an increase of 8% in basic wages as from 1 July 2013 and a CPI plus
  1% increase as from 1 July 2014;
· Category 6 to 8 employees, miners and artisans, and officials, received an increase of 7.5% in basic wages as from 1 July 2013 and a CPI plus 0.5% increase as from 1 July 2014;
· the current monthly living out allowance increased to  R1  820 per month on 1 September 2013 and will increase to R2 000 per month on 1 September 2014.
AMCU Recognition Agreement
On 4 October 2013, the recognition agreement with the Association of Mineworkers and Construction Union (AMCU), representing about
75% of the workforce at Kusasalethu, was signed at Kusasalethu. All the other recognised unions at the mine will continue to operate.
6. JOEL AND BEATRIX OPERATIONS EXCHANGE
MINING RIGHT AREAS
Background
Harmony’s Joel mining right is contiguous to Sibanye Gold Limited’s
(Sibanye) Beatrix mining right, which has resulted in a number of discussions between the parties over the last couple of years on the possibility of exchanging some mining right portions for the benefit of both parties. These discussions have finally culminated in agreed commercial terms during the quarter. As a result, an agreement was finalised and signed by Harmony and Sibanye. The main condition precedent is the approval by the Department of Mineral Resources of the respective section 102 applications. These approvals are expected to be obtained before the end of June 2014.
Commercial terms
Joel will exchange two portions of its mining right for two portions of
Beatrix’s mining right, as well as acquiring two additional portions from
Beatrix.
The exchange portions are to be transferred between the parties for the same value.
The purchase consideration of the further two portions to be acquired by Joel will be in the form of a royalty of 3% on gold revenue generated from these two portions.
Motivation for the exchange and acquisition
The areas that Joel will relinquish are difficult to access from Joel and have been deemed uneconomical, while the portions that Joel will be acquiring are accessible and will increase the current life of mine.
7. WAFI-GOLPU
Drilling during the quarter focused on brownfield drilling, Golpu resource definition, potential shaft location and infrastructure geotechnical drilling. The drill programme for derisking the lower mine blocks has been designed, scheduled and has commenced. This programme will address confidence levels in the lower mining block.
Golpu resource definition drilling of the upper and lower mining blocks during the quarter has confirmed porphyry and associated grade through the southern upper and lower mining blocks.
IN CONCLUSION
All the original, marginal Harmony assets have been closed. Harmony has built new mines, enabling it to access new and higher grade mining areas and reducing the time it takes crews to get to the face. Growing our margins are all about reducing our costs, improving productivity and increasing our gold production. Major capital expenditure has been spent; we have a strong balance sheet with low debt and look forward to the value that Golpu will add in future. We remain firm believers in gold’s ability to preserve value.
We are confident that these strategic foundations will support sustainable growth for all stakeholders as we deliver on the full potential of our asset base.
Graham Briggs
Chief executive officer

Results for the first quarter
ended 30 September 2013
OPERATIONAL RESULTS (Rand/Metric) (US$/Imperial)
South Africa
Hidden
Valley*
Total
Continuing
Operations
Underground production
Surface production
Total
South
Africa
Three
months
ended
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bamba-
nani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold*
Total
Surface
Ore milled
– t’000
Sep-13
329
236
156
249
189
191
51
159
108
82
12
1 762
1 544
873
364
2 781
4 543
503
5 046
Jun-13 212 242 133 211 210 179 55 151 114 73 12 1 592 1 471 879 367 2 717 4 309 457 4 766
Gold produced
– kg
Sep-13
1 272
765
755
1 049
758
1 081
623
697
476
392
146
8 014
225
297
324
846
8 860
775
9 635
Jun-13 688 859 583 815 839 897 614 699 427 419 121 6 961 202 346 357 905 7 866 722 8 588
Gold produced
– oz
Sep-13
40 896
24 595
24 274
33 726
24 370
34 755
20 030
22 409
15 304
12 603
4 694
257 656
7 234
9 549
10 417
27 200
284 856
24 917
309 773
Jun-13 22 120 27 617 18 744 26 203 26 974 28 839 19 741 22 473 13 728 13 471 3 890 223 800 6 494 11 124 11 478 29 096 252 896 23 213 276 109
Yield                      –
g/tonne
Sep-13
3.87
3.24
4.84
4.21
4.01
5.66
12.22
4.38
4.41
4.78
12.17
4.55
0.15
0.34
0.89
0.30
1.95
1.54
1.91
Jun-13 3.25 3.55 4.38 3.86 4.00 5.01 11.16 4.63 3.75 5.74 10.08 4.37 0.14 0.39 0.97 0.33 1.83 1.58 1.80
Cash operating
costs
– R/kg
Sep-13
378 360
372 256
359 825
337 704
339 471
240 274
220 342
258 561
320 525
373 446
233 966
319 395
272 796
344 552
325 694
318 246
319 286
381 274
324 272
Jun-13 577 337 332 516 444 168 418 310 289 795 281 223 201 467 243 308 331 747 297 759 257 736 340 394 317 396 332 601 259 894 300 526 335 807 474 366 347 456
Cash operating
costs
– $/oz
Sep-13
1 182
1 163
1 124
1 055
1 060
750
688
808
1 001
1 166
731
998
852
1 076
1 017
994
997
1 191
1 013
Jun-13 1 900 1 094 1 462 1 377 954 926 663 801 1 092 980 848 1 120 1 045 1 095 855 989 1 105 1 561 1 144
Cash operating
costs
– R/tonne
Sep-13
1 463
1 207
1 741
1 423
1 361
1 360
2 692
1 133
1 413
1 785
2 847
1 453
40
117
290
97
623
587
619
Jun-13 1 874 1 180 1 947 1 616 1 158 1 409 2 249 1 126 1 243 1 709 2 599 1 488 44 131 253 100 613 749 626
Gold sold
– Kg
Sep-13
1 098
796
742
1 031
745
986
613
693
467
358
144
7 673
221
288
340
849
8 522
831
9 353
Jun-13 427 793 568 793 816 934 597 700 415 436 118 6 597 205 358 301 864 7 461 685 8 146
Gold sold
– oz
Sep-13
35 301
25 592
23 856
33 147
23 952
31 701
19 708
22 280
15 014
11 510
4 630
246 691
7 105
9 259
10 931
27 295
273 986
26 717
300 703
Jun-13 13 728 25 496 18 262 25 496 26 235 30 029 19 194 22 505 13 343 14 018 3 794 212 100 6 591 11 510 9 677 27 778 239 878 22 023 261 901
Revenue                 (R’000)
Sep-13
471 091
342 177
318 272
442 614
319 160
423 239
263 048
297 079
200 535
153 520
61 532
3 292 267
95 253
124 269
146 634
366 156
3 658 423
359 304
4 017 727
Jun-13 175 728 335 584 243 101 339 801 349 828 409 201 256 002 300 268 178 132 190 917 50 327 2 828 889 86 460 151 774 124 248 362 482 3 191 371 291 325 3 482 696
Cash operating
costs
(R’000)
Sep-13
481 274
284 776
271 668
354 251
257 319
259 736
137 273
180 217
152 570
146 391
34 159
2 559 634
61 379
102 332
105 525
269 236
2 828 870
295 487
3 124 357
Jun-13 397 208 285 631 258 950 340 923 243 138 252 257 123 701 170 072 141 656 124 761 31 186 2 369 483 64 114 115 080 92 782 271 976 2 641 459 342 492 2 983 951
Inventory
movement
(R’000)
Sep-13
(86 317)
3 625
(6 345)
(8 697)
476
(34 582)
(1 659)
(1 589)
(2 391)
(19 548)
(1 020)
(158 047)
(317)
(4 017)
2 559
(1 775)
(159 822)
16 283
(143 539)
Jun-13 (99 945) (29 205) (6 908) (3 191) (8 033) 9 755 (11 144) (2 898) (3 786) 4 827 (727) (151 255) (1 659) 7 156 (17 223) (11 726) (162 981) (8 871) (171 852)
Operating costs
(R’000)
Sep-13
394 957
288 401
265 323
345 554
257 795
225 154
135 614
178 628
150 179
126 843
33 139
2 401 587
61 062
98 315
108 084
267 461
2 669 048
311 770
2 980 818
Jun-13 297 263 256 426 252 042 337 732 235 105 262 012 112 557 167 174 137 870 129 588 30 459 2 218 228 62 455 122 236 75 559 260 250 2 478 478 333 621 2 812 099
Operating profit
(R’000)
Sep-13
76 134
53 776
52 949
97 060
61 365
198 085
127 434
118 451
50 356
26 677
28 393
890 680
34 191
25 954
38 550
98 695
989 375
47 534
1 036 909
Jun-13 (121 535) 79 158 (8 941) 2 069 114 723 147 189 143 445 133 094 40 262 61 329 19 868 610 661 24 005 29 538 48 689 102 232 712 893 (42 296) 670 597
Operating profit
($’000)
Sep-13
7 644
5 400
5 317
9 746
6 161
19 890
12 797
11 894
5 057
2 679
2 850
89 435
3 434
2 606
3 871
9 911
99 346
4 772
104 118
Jun-13 (12 861) 8 376 (946) 219 12 139 15 574 15 178 14 084 4 261 6 489 2 102 64 615 2 541 3 126 5 152 10 819 75 434 (4 474) 70 960
Capital
expenditure
(R’000)
Sep-13
120 048
60 100
90 762
67 598
37 819
61 509
31 922
42 056
17 228
35 411
562
565 015
–
129
8 023
8 152
573 167
48 478
621 645
Jun-13 147 930 63 733 95 553 83 853 46 164 69 279 26 381 43 495 20 999 41 158 921 639 466 12 746 1 865 12 369 26 980 666 446 137 986 804 432
Capital
expenditure
($’000)
Sep-13
12 055
6 035
9 114
6 788
3 798
6 176
3 205
4 223
1 730
3 556
56
56 736
–
13
806
819
57 555
4 868
62 423
Jun-13 15 653 6 744 10 111 8 873 4 885 7 331 2 791 4 602 2 222 4 355 97 67 664 1 349 197 1 309 2 855 70 519 14 601 85 120
Adjusted
operating costs
– R/kg
Sep-13
375 072
375 492
364 217
341 375
362 285
232 532
226 822
263 371
329 937
359 871
235 119
321 965
276 299
341 372
321 027
316 285
321 399
376 717
326 314
Jun-13 732 861 333 064 454 083 433 351 305 007 285 676 196 748 246 946 363 348 300 832 264 541 348 312 305 537 341 441 257 401 303 645 343 231 492 639 355 795
Adjusted
operating costs
– $/oz
Sep-13
1 171
1 173
1 138
1 066
1 132
726
708
823
1 031
1 124
734
1 006
863
1 066
1 003
988
1 004
1 177
1 019
Jun-13 2 412 1 096 1 494 1 426 1 004 940 648 813 1 196 990 871 1 146 1 006 1 124 847 999 1 130 1 621 1 171
All-in sustaining
costs
– R/kg
Sep-13
499 528
453 515
497 604
418 042
428 681
306 233
248 992
299 968
380 985
470 106
253 014
400 649
276 299
352 628
359 453
335 492
393 978
514 593
404 694
Jun-13 1 102 726 416 276 622 482 551 053 383 178 369 164 229 074 299 834 431 788 404 417 293 966 452 606 309 922 361 909 316 771 333 849 438 528 826 415 471 146
All-in sustaining
costs
– $/oz
Sep-13
1 560
1 416
1 554
1 306
1 339
956
778
937
1 190
1 468
790
1 251
863
1 101
1 123
1 048
1 230
1 607
1 264
Jun-13 3 629 1 370 2 049 1 814 1 261 1 215 754 987 1 421 1 331 967 1 490 1 020 1 191 1 043 1 099 1 443 2 720 1 551
Gold price
received
Sep-13
429 045
429 871
428 938
429 306
428 403
429 248
429 116
428 685
429 411
428 827
427 306
429 072
431 009
431 490
431 276
431 279
429 292
432 375
429 566
Jun-13 411 541 423 183 427 995 428 501 428 711 438 117 428 814 428 954 429 234 437 883 426 500 428 814 421 756 423 950 412 784 419 539 427 740 425 292 427 534
* Comparative figures for these operations have been restated as a result of the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.
Refer to note 2 of the Financial Statements.

Results for the first quarter
ended 30 September 2013
Commentary on operational results
Harmony’s upward trend in its gold production continued for a second consecutive quarter. Gold production was 12% higher quarter-on-
quarter at 9 635kg, largely due to an 11% increase in underground tonnes milled and a 4% increase in underground recovered grade to
4.55g/t. The quarter included five days of protected industrial action which affected all the South African operations, except for Kusasalethu.
During the September quarter there were increases in labour costs
(following the new two year wage agreement) and electricity costs
(winter tariffs). These cost increases were more than offset by the increased production and savings in overall costs, resulting in our cash cost per kilogram being 7% lower at R324 272/kg quarter-on-quarter and a 14% reduction in all-in sustaining costs to R404 694/kg.
SOUTH AFRICAN OPERATIONS
Kusasalethu
The build-up at Kusasalethu continued during the quarter. Production was however hampered by two fatalities that occurred during the quarter in two separate incidents.
On 4 October 2013, the recognition agreement with the Association of Mineworkers and Construction Union (AMCU), representing about
75% of the workforce at Kusasalethu, was signed and management and the various unions are working together to ensure a sustainable future for the mine.
The previous quarter’s loss was turned into an operating profit of
R76 million in the September 2013 quarter – testimony of the efforts of management and the unions to turn around the mine’s performance.
During the December 2013 quarter, management will continue to focus on building production at the mine.
Doornkop
Doornkop did not perform in line with its plan in the past quarter, mainly due to a 9% decrease in recovered grade to 3.24g/t and the impact of two fatalities at the mine, which resulted in a decline in gold production of 11% to 765kg. Tonnes milled decreased by 3% quarter on quarter to 236 000t. The decrease in grade is due to Doornkop not achieving the planned mining mix.
Focus in the next quarter will be to improve the recovered grade and the safety at the mine.
Phakisa
Phakisa continues to build up its production in line with its plan and recorded a second quarter of increased production, turning its operating loss recorded in the previous quarter into an operating profit.
An increase of 17% in tonnes milled (at 156 000t) and recovered grade of 11% (at 4.84g/t) during the quarter, resulted in a 30% increase in gold production at 755kg quarter on quarter. The improvements in temperatures in some of the working places attributed to the improvements in production.
During the December 2013 quarter, the remedial work at Freddies No. 3 ventilation shaft, which will improve the ventilation constraints at the mine, will continue.
Tshepong
Tshepong bounced back during the quarter and generated free cash flow after capital of R19 million as it increased tonnes milled by 18%
at 249 000t and recovered grade by 9% at 4.21g/t, resulting in a 29%
increase in gold production from 815kg in the previous quarter to
1 049kg in the September 2013 quarter.
The Tshepong team will continue their focus on improving stoping face length and reef development.
Masimong
Masimong had a challenging quarter as volumes decreased by 10%
quarter on quarter to 189 000t while grade remained stable at 4.01g/t.
This mine’s underperformance resulted in a 10% decrease in gold production.
Our focus during the December 2013 quarter will be on managing the face length and focusing on clean mining in order to improve production.
Target 1
Target 1 generated free operational cash flow of R101  million, after capital during the September 2013 quarter. Gold production increased by 21% quarter on quarter to 1 081kg, due to increased volumes of
191 000t at a 13% improved recovered grade of 5.66g/t. The recovered grade is currently higher than the 5.13g/t average grade guided for financial year 2014 (FY14) and we expect this mine to continue its good performance in the next quarter.
Bambanani
Gold production increased by 2% due to a 10% increase in recovered grade at 12.22g/t. Bambanani is currently mining at a recovered grade higher than the average guidance given of 9.74g/t.
Improving safety and increasing square metres will be the focus of management at Bambanani during the December 2013 quarter.
Joel
Gold production remained stable quarter on quarter at 697kg, as the 5% decrease in recovered grade was offset by a 5% increase in tonnage. The recovered grade was lower due to mining a higher channel width than planned and therefore not achieving the planned face grade during the quarter.
During the next quarter, Joel will focus on monitoring and achieving the planned belt grade.
Unisel
Recovered grade at Unisel increased by 18% quarter on quarter, due to improved face grades, a decrease in stoping widths and a decrease in waste mining.
Target 3
A 6% decrease in gold production for the quarter is mainly due to lower recovered grade, as a result of a decrease in face grade during the quarter.
Increasing the amount of Basal reef panels and improving the environmental conditions in the sub-shaft of the mine will be the main focus areas at Target 3 during the next quarter.

Steyn 2
Due to a decrease in stoping widths and cleaner mining practices,
Steyn 2 increased its recovered grade for the quarter by 21%, resulting in a 21% increase in gold production. Tonnes milled remained steady quarter-on-quarter.
Phoenix (tailings)
The 11% increase in gold production is mainly due to an increase in the plant head grade, while a 5% increase in tonnes milled supported the increase further.
Surface dumps
The decreases in gold production at the surface dumps are due to the improved reef deliveries from the underground operations. Volumes treated are dependent on available plant capacity after reef deliveries.
Plant capacity was well utilised to maximise the gold output.
Kalgold
Kalgold’s gold production decreased by 9% quarter on quarter due to challenges with the crushing system at the plant, such as the maintenance of conveyor belts, splicing of belts and refurbishment of conveyer belts chutes. Costs and capital were well controlled and are below the average guided for FY14.
In the next quarters, management will focus on delivering the planned plant infrastructure.
INTERNATIONAL OPERATIONS
Hidden Valley (held in Morobe Mining Joint Ventures – 50% of attributable production reflected)
Hidden Valley increased its gold production by 7% (775kg) quarter on quarter, due to a 10% increase in mill throughput and a 3% increase in gold recoveries, partly offset by a 3% reduction in gold grade.
The commissioning of the crusher is largely complete, configuration changes will be implemented during the December 2013 quarter and are expected to improve throughput and feed reliability to the mill.
An operating profit of R48 million was generated during the quarter.
During the December 2013 quarter, management aims to reduce costs further and increase the amount of tonnes crushed and conveyed.

Results for the first quarter
ended 30 September 2013
CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)
Figures in million
Note
Quarter ended
Year ended
30 September
2013
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 September
2012
(Unaudited)
(Restated)*
30 June
2013
(Audited)
(Restated)*
Continuing operations
Revenue 4 018 3 483 4 278 15 902
Cost of sales 3 (3 735) (6 171) (3 511) (16 448)
Production costs (2 981) (2 812) (2 878) (11 321)
Amortisation and depreciation (577) (531) (494) (2 001)
Impairment of assets – (2 733) – (2 733)
Other items (177) (95) (139) (393)
Gross profit/(loss)
283
(2 688)
767
(546)
Corporate, administration and other expenditure (108) (127) (106) (465)
Social investment expenditure (38) (57) (20) (127)
Exploration expenditure (142) (219) (136) (673)
Profit on sale of property, plant and equipment – – 55 139
Other income/(expenses) – net 1 (169) 3 (350)
Operating (loss)/profit
(4)
(3 260)
563
(2 022)
Profit from associates 3 – – –
Impairment of investments (7) – (48) (88)
Net gain/(loss) on financial instruments 74 (8) 74 173
Investment income 45 67 33 185
Finance cost (60) (57) (58) (256)
Profit/(loss) before taxation
51
(3 258)
564
(2 008)
Taxation (38) (239) (152) (655)
Normal taxation (49) 78 (111) (271)
Deferred taxation 11 (317) (41) (384)
Net profit/(loss) from continuing operations
13
(3 497)
412
(2 663)
Discontinued operations
Profit from discontinued operations – – 89 314
Net profit/(loss) for the period
13
(3 497)
501
(2 349)
Attributable to:
Owners of the parent 13 (3 497) 501 (2 349)
Earnings/(loss) per ordinary share (cents)
5
Earnings/(loss) from continuing operations 3 (808) 95 (616)
Earnings from discontinued operations – – 21 73
Total earnings/(loss)
3
(808)
116
(543)
Diluted earnings/(loss) per ordinary share (cents)
5
Earnings/(loss) from continuing operations 3 (808) 95 (616)
Earnings from discontinued operations – – 21 73
Total diluted earnings/(loss)
3
(808)
116
(543)
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.
The accompanying notes are an integral part of these condensed consolidated financial statements.

The unaudited condensed consolidated financial statements for the three months ended 30 September 2013 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott, and approved by the board of Harmony Gold Mining Company
Limited. These financial statements have not been audited or independently reviewed.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)
Figures in million
Quarter ended
Year ended
30 September
2013
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 September
2012
(Unaudited)
(Restated)*
30 June
2013
(Audited)
(Restated)*
Net profit/(loss) for the period 13 (3 497) 501 (2 349)
Other comprehensive (loss)/income for the period,
net of income tax
(695) 25 25 737
Foreign exchange translation (694) 26 25 742
Movements on investments (1) (1) – (5)
Total comprehensive (loss)/income for the period
(682)
(3 472)
526
(1 612)
Attributable to:
Owners of the parent (682) (3 472) 526 (1 612)
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand) (Unaudited)
for the three months ended 30 September 2013
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2013 as previously reported 28 325 3 464 522 32 311
Restatement for IFRIC 20 – (22) (74) (96)
Restated balance – 30 June 2013 28 325 3 442 448 32 215
Share-based payments – 43 – 43
Net profit for the period – – 13 13
Other comprehensive loss for the period – (695) – (695)
Balance – 30 September 2013
28 325 2 790 461 31 576
Balance – 30 June 2012 as previously reported 28 331 2 444 3 307 34 082
Restatement for IFRIC 20 – (15) (94) (109)
Restated balance – 30 June 2012 28 331 2 429 3 213 33 973
Share-based payments – 45 – 45
Net profit for the period – – 501 501
Other comprehensive income for the period – 25 – 25
Dividends paid – – (218) (218)
Balance – 30 September 2012
28 331
2 499
3 496
34 326
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the first quarter
ended 30 September 2013
CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)
Figures in million
At
30 September
2013
(Unaudited)
At
30 June
2013
(Audited)
(Restated)*
At
30 September
2012
(Unaudited)
(Restated)*
ASSETS
Non-current assets
Property, plant and equipment
32 195 32 732 33 220
Intangible assets 2 191 2 191 2 194
Restricted cash 38 37 36
Restricted investments 2 143 2 054 1 919
Deferred tax assets 93 104 523
Investments in associates 112 109 –
Investments in financial assets 42 49 98
Inventories 57 57 58
Trade and other receivables – – 20
Total non-current assets
36 871
37 333
38 068
Current assets
Inventories
1 482 1 417 1 168
Trade and other receivables 1 238 1 162 1 165
Income and mining taxes 103 132 8
Cash and cash equivalents 2 288 2 089 2 266
5 111 4 800 4 607
Assets of disposal groups classified as held for sale – – 1 658
Total current assets
5 111
4 800
6 265
Total assets
41 982
42 133
44 333
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 325 28 325 28 331
Other reserves 2 790 3 442 2 499
Retained earnings 461 448 3 496
Total equity
31 576
32 215
34 326
Non-current liabilities
Deferred tax liabilities
2 998 3 021 3 166
Provision for environmental rehabilitation 1 990 1 997 1 895
Retirement benefit obligation 198 194 181
Other provisions 63 55 87
Borrowings 6 2 868 2 252 1 840
Total non-current liabilities
8 117
7 519
7 169
Current liabilities
Borrowings
6 291 286 306
Income and mining taxes 24 4 110
Trade and other payables 1 974 2 109 1 982
2 289 2 399 2 398
Liabilities of disposal groups classified as held for sale – – 440
Total current liabilities
2 289
2 399
2 838
Total equity and liabilities
41 982
42 133
44 333
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)
Figures in million
Quarter ended
Year ended
30 September
2013
(Unaudited)
30 June
2013
(Unaudited)
30 September
2012
(Unaudited)
30 June
2013
(Audited)
Cash flow from operating activities
Cash generated by operations
238 221 1 337 3 154
Interest and dividends received 26 48 26 138
Interest paid (29) (40) (29) (125)
Income and mining taxes refunded/(paid) – (129) 108 (312)
Cash generated by operating activities
235
100
1 442
2 855
Cash flow from investing activities
Cash transferred to disposal group
– – (162) –
Proceeds on disposal of investment in subsidiary – – – 1 264
Purchase of investments – (14) – (86)
Other investing activities (9) (1) – (4)
Net additions to property, plant and equipment
1
(618) (938) (893) (3 652)
Cash utilised by investing activities
(627)
(953)
(1 055)
(2 478)
Cash flow from financing activities
Borrowings raised
612 – 330 678
Borrowings repaid (3) (156) (9) (333)
Ordinary shares issued – net of expenses – 1 – 1
Option premium on BEE transaction – 2 – 2
Dividends paid – – (218) (435)
Cash generated/(utilised) by financing activities
609
(153)
103
(87)
Foreign currency translation adjustments
(18)
(4)
3
26
Net increase/(decrease) in cash and cash equivalents 199 (1 010) 493 316
Cash and cash equivalents – beginning of period 2 089 3 099 1 773 1 773
Cash and cash equivalents – end of period
2 288
2 089
2 266
2 089
1
Includes capital expenditure for Wafi-Golpu and other International projects of R0 million in the September 2013 quarter (June 2013: R133 million)(September 2012: R131 million)
and R537 million in the 12 months ended 30 June 2013.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the first quarter
ended 30 September 2013
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 September 2013 (Rand)
1.      Accounting policies
Basis of accounting
The condensed consolidated financial statements for the three months ended 30 September 2013 have been prepared in accordance with
IAS  34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices
Committee and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
2.
Change in accounting standard
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), which became effective on 1 January 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory, and (ii) improved access to further quantities of material that will be mined in future periods.
Harmony has applied IFRIC 20 on a retrospective basis in compliance with the transitional requirements of IFRIC 20 for the earliest prior period presented, which for the year ended 30 June 2013 is 30 June 2012.
Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.
A stripping activity asset shall be recognised if all of the following are met:
(i) it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;
(ii) the entity can identify the component of the ore body for which access has been improved; and
(iii) the cost relating to the stripping activity associated with that component can be measured reliably.
The stripping asset shall be depreciated over the expected useful life of the identified component of the ore body based on the units of production method.
If there is no identifiable component of the orebody to which the predecessor asset relates, the asset is written off to retained earnings at the beginning of the earliest period presented.
The comparative periods presented have been restated. The restatement had no effect on the condensed consolidated cash flow statements.
The results for the year ended 30 June 2013 and the financial position at that date have been audited, but the restatement of the results and balances affected by IFRIC 20 have not been audited.
Reconciliation of the effect of the change in accounting standard:
Condensed consolidated income statements
Figures in million
Quarter ended
Year ended
30 June
2013
(Unaudited)
30 September
2012
(Unaudited)
30 June
2013
(Unaudited)
Cost of sales
Production costs
As previously reported
(2 844) (2 870) (11 400)
IFRIC 20 adjustment 32 (8) 79
Restated (2 812) (2 878) (11 321)
Amortisation and depreciation
As previously reported
(501) (481) (1 942)
IFRIC 20 adjustment (30) (13) (59)
Restated (531) (494) (2 001)
Increase/decrease in net profit or loss for the period*
2
(21)
20
* There is no taxation effect on these items.

Condensed consolidated statements of comprehensive income
Figures in million
Quarter ended
Year ended
30 June
2013
(Unaudited)
30 September
2012
(Unaudited)
30 June
2013
(Unaudited)
Increase/decrease in net profit or loss for the period*
2
(21)
20
Other comprehensive income or loss for the period, net of income tax
Foreign exchange translation
As previously reported
26 26 749
IFRIC 20 adjustment – (1) (7)
Restated 26 25 742
Increase/decrease in total comprehensive income or loss for the period
2
(22)
13
* There is no taxation effect on these items.
Condensed consolidated balance sheets
Figures in million
At
30 June
2013
(Unaudited)
At
30 September
2012
(Unaudited)
Non-current assets
Property, plant and equipment
As previously reported
32 820 33 334
IFRIC 20 adjustment (88) (114)
Restated 32 732 33 220
Current assets
Inventories
As previously reported
1 425 1 185
IFRIC 20 adjustment (8) (17)
Restated 1 417 1 168
Share capital and reserves
Other reserves
As previously reported
3 464 2 515
IFRIC 20 adjustment
1
(22) (16)
Restated 3 442 2 499
Retained earnings
As previously report
522 3 611
IFRIC 20 adjustment (74) (115)
Restated 448 3 496
Decrease in total equity
(96)
(131)
1. Translation effect of the IFRIC 20 adjustments on foreign operations (Hidden Valley).
Earnings/(loss) and headline earnings/(loss) per share
Quarter ended
Year ended
30 June
2013
(Unaudited)
30 September
2012
(Unaudited)
30 June
2013
(Unaudited)
Total basic and diluted (loss)/earnings per share (cents)
As previously reported
(809) 121 (548)
IFRIC 20 adjustment 1 (5) 5
Restated (808) 116 (543)
Total headline (loss)/earnings
Figures in million
As previously reported (804) 529 204
IFRIC 20 adjustment 2 (21) 20
Restated (802) 508 224
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the period ended 30 September 2013 (Rand)

Results for the first quarter
ended 30 September 2013
Quarter ended
Year ended
30 June
2013
(Unaudited)
30 September
2012
(Unaudited)
30 June
2013
(Unaudited)
Total headline and diluted headline (loss)/earnings per share (cents)
As previously reported
(186) 123 47
IFRIC 20 adjustment 1 (5) 5
Restated (185) 118 52
3.
Cost of sales
Figures in million
Quarter ended
Year ended
30 September
2013
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 September
2012
(Unaudited)
(Restated)*
30 June
2013
(Audited)
(Restated)*
Production costs – excluding royalty 2 943 2 767 2 822 11 104
Royalty expense 38 45 56 217
Amortisation and depreciation 577 531 494 2 001
Impairment of assets
1
– 2 733 – 2 733
Rehabilitation expenditure/(credit)
2
15 (40) 7 (24)
Care and maintenance cost of restructured shafts 17 16 20 68
Employment termination and restructuring costs
3
94 39 7 46
Share-based payments
4
51 45 105 266
Other – 35 – 37
Total cost of sales
3 735
6 171
3 511
16 448
* The comparative financials have been restated following the adoption of IFRIC 20. Refer to note 2 for details.
1. The impairment in the June 2013 quarter consists of an impairment of R2.68 billion on Hidden Valley, R31 million on St Helena and R27 million on Steyn 2.
2. The credit in the June 2013 quarter relates to a change in estimate following the annual re-assessment.
3. Included in the September and June 2013 quarters are amounts relating to the restructuring at Hidden Valley and Wafi-Golpu and the introduction of voluntary retrenchment packages offered in South Africa.
4. This includes the cost relating to the Employee Share Ownership Plan (ESOP) awards that were granted in August 2012.
4.      Deferred taxation
The net deferred taxation debit in the income statement in the June 2013 quarter is primarily due to the derecognition of the deferred tax asset amounting to R547 million previously recorded for the Hidden Valley operation.
5.
Earnings/(loss) and net asset value per share
Quarter ended
Year ended
30 September
2013
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 September
2012
(Unaudited)
(Restated)*
30 June
2013
(Audited)
(Restated)*
Weighted average number of shares (million) 432.6 432.6 431.5 431.9
Weighted average number of diluted shares (million) 433.0 433.1 432.3 432.7
Total earnings/(loss) per share (cents):
Basic earnings/(loss)
3 (808) 116 (543)
Diluted earnings/(loss) 3 (808) 116 (543)
Headline earnings/(loss) 5 (185) 118 52
– from continuing operations 5 (185) 97 3
– from discontinued operations – – 21 49
Diluted headline earnings/(loss) 5 (185) 118 52
– from continuing operations 5 (185) 97 3
– from discontinued operations – – 21 49
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the period ended 30 September 2013 (Rand)

Quarter ended
Year ended
30 September
2013
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 September
2012
(Unaudited)
(Restated)*
30 June
2013
(Audited)
(Restated)*
Figures in million
Reconciliation of headline earnings/(loss):
Continuing operations
Net profit/(loss) 13 (3 497) 412 (2 663)
Adjusted for:
Impairment of investments
1
7 – 48 88
Impairment of assets – 2 733 – 2 733
Taxation effect on impairment of assets – (38) – (38)
Profit on sale of property, plant and equipment – – (55) (139)
Taxation effect of profit on sale of property,
plant and equipment
– – 14 31
Headline earnings/(loss)
20
(802)
419
12
Discontinued operations
Net profit – – 89 314
Adjusted for:
Profit on sale of investment in subsidiary
1
– – – (102)
Headline earnings
–
–
89
212
Total headline earnings/(loss)
20
(802)
508
224
1. There is no taxation effect on these items.
Net asset value per share
At
30 September
2013
(Unaudited)
At
30 June
2013
(Audited)
(Restated)*
At
30 September
2012
(Unaudited)
(Restated)*
Number of shares in issue 435 289 890 435 289 890 435 064 236
Net asset value per share (cents) 7 254 7 405 7 904
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.
6.      Borrowings
The Nedbank revolving credit facility was repaid in full during the December 2011 quarter and the full R850 million facility is available until
December 2013. The balance on Nedbank term facilities at 30 September 2013 is R458 million.
Two draw downs of US$30 million each were made from the US$300 million syndicated revolving credit facility during the September 2013 quarter. This takes the drawn level to US$270 million. The facility is repayable by September 2015.
7.
Commitments and contingencies
Figures in million
At
30 September
2013
(Unaudited)
At
30 June
2013
(Audited)
At
30 September
2012
(Unaudited)
Capital expenditure commitments:
Contracts for capital expenditure
351 416 510
Authorised by the directors but not contracted for 1 835 1 545 2 263
2 186
1 961
2 773
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2013, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2013.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the period ended 30 September 2013 (Rand)

Results for the first quarter
ended 30 September 2013
8.      Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2013 quarter,
Frank Abbott purchased 65 600 shares.
9.      Subsequent events
There were no subsequent events to report.
10.    Segment report
The segment report follows on page 19.
11.     Reconciliation of segment information to consolidated income statements and balance sheets
Figures in million
30 September
2013
(Unaudited)
30 September
2012
(Unaudited)
(Restated)*
The “Reconciliation of segment information to consolidated financial statements” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:
Reconciliation of production profit to gross profit
Total segment revenue
4 018 4 619
Total segment production costs (2 981) (3 078)
Production profit per segment report 1 037 1 541
Discontinued operations – (141)
Production profit from continuing operations 1 037 1 400
Cost of sales items, other than production costs and royalty expense (754) (633)
Gross profit as per income statements
1
283
767
¹ The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
Figures in million
30 September
2013
(Unaudited)
30 September
2012
(Unaudited)
(Restated)*
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets
1 155 720
Undeveloped property 5 139 5 139
Other non-mining assets 74 159
Wafi-Golpu assets 981 674
Less: Non-current assets previously classified as held-for-sale
– (1 178)
7 349
5 514
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the period ended 30 September 2013 (Rand)

Segment report (Rand/Metric) (Unaudited)
for the three months ended 30 September 2013
Revenue
Production cost*
Production
profit*
Mining assets
*
Capital
expenditure
Kilograms
produced
Tonnes milled
30 September
30 September
30 September
30 September
30 September
30 September
30 September
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
R million
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Kusasalethu
471 684 395 434 76 250 3 457 3 326 120 116 1 272 1 601 329 328
Doornkop 342 374 288 249 54 125 3 375 3 283 60 78 765 871 236 245
Phakisa 318 298 265 251 53 47 4 534 4 390 91 78 755 679 156 142
Tshepong 443 509 346 383 97 126 3 918 3 837 68 75 1 049 1 159 249 313
Masimong 319 436 258 258 61 178 1 005 993 38 36 758 987 189 261
Target 1 423 443 225 224 198 219 2 704 2 667 62 87 1 081 1 071 191 178
Bambanani 325 194 169 148 156 46
886             959               33
32 769 438 63 43
Joel 297 375 179 162 118 213
329             247               42
38 697 900 159 167
Unisel 201 190 150 146 51 44
344             674               17
16 476 430 108 116
Target 3 154 151 127 124 27 27 482 367 35 28 392 367 82 87
Surface
All other surface operations
366 337 267 254 99 83 465 197 8 93 846 821 2 781 2 390
Total South Africa
3 659
3 991
2 669
2 633
990
1 358
21 499
20 940
574
677
8 860
9 324
4 543
4 270
International
Hidden Valley
359 287 312 245 47 42 3 347 5 588 48 87 775 689 503 491
Total international
359
287
312
245
47
42
3 347
5 588
48
87
775
689
503
491
Total continuing
operations
4 018
4 278
2 981
2 878
1 037
1 400
24 846
26 528
622
764
9 635
10 013
5 046
4 761
Discontinued operations
Evander
– 341 – 200 – 141 – 1 178 – 53 – 817 – 159
Total discontinued
operations
–
341
–
200
–
141
–
1 178
–
53
–
817
–
159
Total operations
4 018
4 619
2 981
3 078
1 037
1 541
24 846
27 706
622
817
9 635
10 830
5 046
4 920
Reconciliation of the segment
information to the
consolidated financial
statements (refer to note 11) – (341) – (200) 7 349 5 514
4 018
4 278
2 981
2 878
32 195
33 220
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.
# Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R0 million (2013: R131 million).

Results for the first quarter
ended 30 September 2013
Operating results (US$/Imperial)
South Africa
Hidden
Valley*
Total
Harmony
Underground production
Surface production
Total
South
Africa
Three
months
ended
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bamba-
nani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold*
Total
Surface
Ore milled
– t’000
Sep-13
363
260
172
275
208
211
56
175
119
90
13
1 942
1 703
963
401
3 067
5 009
555
5 564
Jun-13 234 267 147 233 232 197 61 167 126 80 13 1 757 1 622 969 405 2 996 4 753 504 5 257
Gold produced
– oz
Sep-13
40 896
24 595
24 274
33 726
24 370
34 755
20 030
22 409
15 304
12 603
4 694
257 656
7 234
9 549
10 417
27 200
284 856
24 917
309 773
Jun-13 22 120 27 617 18 744 26 203 26 974 28 839 19 741 22 473 13 728 13 471 3 890 223 800 6 494 11 124 11 478 29 096 252 896 23 213 276 109
Yield                      – oz/t
Sep-13
0.113
0.095
0.141
0.123
0.117
0.165
0.358
0.128
0.129
0.140
0.361
0.133
0.004
0.010
0.026
0.009
0.057
0.045
0.056
Jun-13 0.095 0.103 0.128 0.112 0.116 0.146 0.324 0.135 0.109 0.168 0.299 0.127 0.004 0.011 0.028 0.010 0.053 0.046 0.053
Cash operating
costs
– $/oz
Sep-13
1 182
1 163
1 124
1 055
1 060
750
688
808
1 001
1 166
731
998
852
1 076
1 017
994
997
1 191
1 013
Jun-13 1 900 1 094 1 462 1 377 954 926 663 801 1 092 980 848 1 120 1 045 1 095 855 989 1 105 1 561 1 144
Cash operating
costs
– $/t
Sep-13
133
110
159
129
124
124
246
103
129
163
264
132
4
11
26
9
57
53
56
Jun-13 180 113 186 155 111 135 215 108 119 165 254 143 4 13 24 10 59 72 60
Gold sold
– oz
Sep-13
35 301
25 592
23 856
33 147
23 952
31 701
19 708
22 280
15 014
11 510
4 630
246 691
7 105
9 259
10 931
27 295
273 986
26 717
300 703
Jun-13 13 728 25 496 18 262 25 496 26 235 30 029 19 194 22 505 13 343 14 018 3 794 212 100 6 591 11 510 9 677 27 778 239 878 22 023 261 901
Revenue                ($’000)
Sep-13
47 304
34 360
31 959
44 445
32 048
42 499
26 414
29 831
20 137
15 416
6 179
330 592
9 565
12 478
14 724
36 767
367 359
36 079
403 438
Jun-13 18 594 35 509 25 723 35 955 37 016 43 298 27 088 31 772 18 849 20 201 5 325 299 330 9 149 16 060 13 147 38 356 337 686 30 826 368 512
Cash operating
costs
($’000)
Sep-13
48 327
28 596
27 279
35 572
25 839
26 082
13 784
18 097
15 320
14 700
3 431
257 027
6 163
10 275
10 596
27 034
284 061
29 672
313 733
Jun-13 42 030 30 223 27 400 36 074 25 727 26 692 13 089 17 995 14 989 13 201 3 300 250 720 6 784 12 177 9 817 28 778 279 498 36 239 315 737
Inventory
movement
($’000)
Sep-13
(8 667)
364
(637)
(873)
48
(3 473)
(167)
(160)
(240)
(1 963)
(102)
(15 870)
(32)
(403)
257
(178)
(16 048)
1 635
(14 413)
Jun-13 (10 575) (3 090) (731) (338) (850) 1 032 (1 179) (307) (401) 511 (77) (16 005) (176) 757 (1 822) (1 241) (17 246) (939) (18 185)
Operating costs
($’000)
Sep-13
39 660
28 960
26 642
34 699
25 887
22 609
13 617
17 937
15 080
12 737
3 329
241 157
6 131
9 872
10 853
26 856
268 013
31 307
299 320
Jun-13 31 455 27 133 26 669 35 736 24 877 27 724 11 910 17 688 14 588 13 712 3 223 234 715 6 608 12 934 7 995 27 537 262 252 35 300 297 552
Operating profit
($’000)
Sep-13
7 644
5 400
5 317
9 746
6 161
19 890
12 797
11 894
5 057
2 679
2 850
89 435
3 434
2 606
3 871
9 911
99 346
4 772
104 118
Jun-13 (12 861) 8 376 (946) 219 12 139 15 574 15 178 14 084 4 261 6 489 2 102 64 615 2 541 3 126 5 152 10 819 75 434 (4 474) 70 960
Capital
expenditure
($’000)
Sep-13
12 055
6 035
9 114
6 788
3 798
6 176
3 205
4 223
1 730
3 556
56
56 736
–
13
806
819
57 555
4 868
62 423
Jun-13 15 653 6 744 10 111 8 873 4 885 7 331 2 791 4 602 2 222 4 355 97 67 664 1 349 197 1 309 2 855 70 519 14 601 85 120
Adjusted
operating costs
– $/oz
Sep-13
1 171
1 173
1 138
1 066
1 132
726
708
823
1 031
1 124
734
1 006
863
1 066
1 003
988
1 004
1 177
1 019
Jun-13 2 412 1 096 1 494 1 426 1 004 940 648 813 1 196 990 871 1 146 1 006 1 124 847 999 1 130 1 621 1 171
All-in sustaining
costs
– $/oz
Sep-13
1 560
1 416
1 554
1 306
1 339
956
778
937
1 190
1 468
790
1 251
863
1 101
1 123
1 048
1 230
1 607
1 264
Jun-13 3 629 1 370 2 049 1 814 1 261 1 215 754 987 1 421 1 331 967 1 490 1 020 1 191 1 043 1 099 1 443 2 720 1 551
Gold Price
Received
– $/oz
Sep-13
1 340
1 343
1 340
1 341
1 338
1 341
1 340
1 339
1 341
1 339
1 335
1 340
1 346
1 348
1 347
1 347
1 341
1 350
1 342
Jun-13 1 354 1 393 1 409 1 410 1 411 1 442 1 411 1 412 1 413 1 441 1 404 1 411 1 388 1 395 1 359 1 381 1 408 1 400 1 407
* Comparative figures for these operations have been restated as a result of the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.
Refer to note 2 of the Rand Financial Statements.

Results for the first quarter
ended 30 September 2013
CONDENSED CONSOLIDATED INCOME STATEMENTS (US$) (Unaudited)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 September
2013
30 June
2013
(Restated)*
30 September
2012
(Restated)*
30 June
2013
(Restated)*
Continuing operations
Revenue 403 369 519 1 803
Cost of sales (375) (653) (426) (1 829)
Production costs (299) (298) (349) (1 283)
Amortisation and depreciation (58) (56) (60) (227)
Impairment of assets – (289) – (274)
Other items (18) (10) (17) (45)
Gross profit/(loss)
28
(284)
93
(26)
Corporate, administration and other expenditure (11) (13) (13) (53)
Social investment expenditure (4) (6) (2) (14)
Exploration expenditure (14) (23) (16) (76)
Profit on sale of property, plant and equipment – – 7 16
Other (expenses)/income – net – (18) – (40)
Operating (loss)/profit
(1)
(344)
69
(193)
Impairment of investments (1) – (6) (10)
Net gain/(loss) on financial instruments 8 (1) 9 20
Investment income 5 7 4 21
Finance cost (6) (6) (7) (29)
Profit/(loss) before taxation
5
(344)
69
(191)
Taxation (4) (26) (18) (69)
Normal taxation (5) 8 (13) (31)
Deferred taxation 1 (34) (5) (38)
Net profit/(loss) from continuing operations
1
(370)
51
(260)
Discontinued operations
Profit from discontinued operations – – 11 36
Net profit/(loss) for the period
1
(370)
62
(224)
Attributable to:
Owners of the parent 1 (370) 62 (224)
Earnings/(loss) per ordinary share (cents)
Earnings/(loss) from continuing operations
– (86) 12 (60)
Earnings from discontinued operations – – 3 8
Total earnings/loss
–
(86)
15
(52)
Diluted earnings/(loss) per ordinary share (cents)
Earnings/(loss) from continuing operations
– (86) 12 (60)
Earnings from discontinued operations – – 3 8
Total diluted earnings/(loss)
–
(86)
15
(52)
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 of the Rand financial statements for details.
The currency converstion average rates for the quarter ended: September 2013: US$1 = R9.96 (June 2013: US$1 = R9.45, September 2012: US$1 = R8.25).
For the year ended: June 2013: US$1 = R8.82

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$) (Unaudited)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 September
2013
30 June
2013
(Restated)*
30 September
2012
(Restated)*
30 June
2013
(Restated)*
Net profit/(loss) for the period 1 (370) 62 (224)
Other comprehensive (loss)/income for the period,
net of income tax
(70) 3 3 83
Foreign exchange translation (70) 3 3 84
Movements on investments – – – (1)
Total comprehensive (loss)/income for the period
(69)
(367)
65
(141)
Attributable to:
Owners of the parent (69) (367) 65 (141)
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 of the Rand financial statements for details.
The currency conversion average rates for the quarter ended: September 2013: US$1 = R9.96 (June 2013: US$1 = R9.45, September 2012: US$1 = R8.25).
For the year ended: June 2013 US$1 = R8.82
Note on convenience translations
The requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 22 to 26.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)
for the three months ended 30 September 2013 (Convenience translation)
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2013 as previously reported 2 820 345 52 3 217
Restatement for IFRIC 20 – (2) (7) (9)
Restated balance – 30 June 2013 2 820 343 45 3 208
Share-based payments – 4 – 4
Net profit for the period – – 1 1
Other comprehensive loss for the period – (69) – (69)
Balance – 30 September 2013
2 820 278 46 3 144
Balance – 30 June 2012 3 438 297 401 4 136
Restatement for IFRIC 20 – (2) (11) (13)
Restated balance – 30 June 2012 3 438 295 390 4 123
Share-based payments – 5 – 5
Net profit for the period – – 61. 61
Other comprehensive income for the period – 3 – 3
Dividends paid – – (26) (26)
Balance – 30 September 2012
3 438
303
425
4 166
The currency conversion closing rates for the year ended 30 September 2013: US$1 = R10.05 (September 2012: US$1 = 8.24).

Results for the first quarter
ended 30 September 2013
CONDENSED CONSOLIDATED BALANCE SHEETS (US$) (Unaudited)
(Convenience translation)
Figures in million
At
30 September
2013
At
30 June
2013
(Restated)*
At
30 September
2012
(Restated)*
ASSETS
Non-current assets
Property, plant and equipment
3 205 3 279 4 032
Intangible assets 218 220 266
Restricted cash 4 4 4
Restricted investments 213 206 233
Deferred tax assets 9 10 63
Investments in associates 11 11 –
Investments in financial assets 4 5 12
Inventories 6 6 7
Trade and other receivables – – 2
Total non-current assets
3 670
3 741
4 619
Current assets
Inventories
147 142 142
Trade and other receivables 123 116 141
Income and mining taxes 10 13 1
Cash and cash equivalents 228 209 275
508 480 559
Assets of disposal groups classified as held for sale – – 202
Total current assets
508
480
761
Total assets
4 178
4 221
5 380
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
2 820 2 837 3 438
Other reserves 278 347 303
Retained earnings 46 45 425
Total equity
3 144
3 229
4 166
Non-current liabilities
Deferred tax liabilities
298 303 384
Provision for environmental rehabilitation 198 200 230
Retirement benefit obligation 20 19 22
Other provisions 6 5 11
Borrowings 285 226 223
Total non-current liabilities
807
753
870
Current liabilities
Borrowings
29 28 37
Income and mining taxes 2 – 13
Trade and other payables 196 211 241
227 239 291
Liabilities of disposal groups classified as held for sale – – 53
Total current liabilities
227
239
344
Total equity and liabilities
4 178
4 221
5 380
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 of the Rand financial statements for details.
The balance sheet for September 2013 converted at a conversion rate of US$1 = R10.05 (June 2013 US$1 = R9.98,
September 2012: US$1 = R8.24)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$) (Unaudited)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 September
2013
30 June
2013
30 September
2012
30 June
2013
Cash flow from operating activities
Cash generated by operations
24 23 162 359
Interest and dividends received 3 5 3 16
Interest paid (3) (4) (4) (14)
Income and mining taxes (paid)/refunded – (14) 13 (33)
Cash generated by operating activities
24
10
174
328
Cash flow from investing activities
Cash transferred to disposal group
– – (20) –
Proceeds on disposal of investment in subsidiary – – – 139
Purchase of investments – (1) – (9)
Other investing activities (1) – – (1)
Net additions to property, plant and equipment
1
(62) (99) (108) (414)
Cash utilised by investing activities
(63)
(100)
(128)
(285)
Cash flow from financing activities
Borrowings raised
61 – 40 80
Borrowings repaid – (17) (1) (35)
Dividends paid – – (26) (50)
Cash generated/(utilised) by financing activities
61
(17)
13
(5)
Foreign currency translation adjustments
(3)
(20)
–
(45)
Net increase/(decrease) in cash and cash equivalents 19 (127) 59 (7)
Cash and cash equivalents – beginning of period 209 336 216 216
Cash and cash equivalents – end of period
228
209
275
209
1
Includes capital expenditure for Wafi-Golpu and other International projects of US$0 million in the September 2013 quarter (June 2013: US$14 million)(September 2012:
US$16 million) and US$61 million in the 12 months ended 30 June 2013.
The currency conversation average rates for the quarter ended: September 2013: US$1 = R9.96 (June 2013: US$1 = R9.45, September 2012: US$1 = R8.25)
Closing balance translated at closing rates of: September 2013: US$1 = R10.05 (June 2013 US$1 = R 9.98, September 2012 US$1 = R8.24).

Results for
the first
quarter ended
30 September 2013
Segment report (US$/Imperial) (Unaudited)
For the quarter ended 30 September 2013
Revenue
Production cost*
Production
profit*
Mining assets
*
Capital
expenditure
Ounces
produced
Tons milled
30 September
30 September
30 September
30 September
30 September
30 September
30 September
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Kusasalethu
47 83 39 53 8 30 344 404 12 14 40 896 51 473 363 362
Doornkop 34 45 29 30 5 15 336 398 6 9 24 595 28 003 260 270
Phakisa 32 36 27 30 5 6 451 533 9 10 24 274 21 830 172 157
Tshepong 45 62 35 46 10 16 390 466 7 8 33 726 37 263 275 345
Masimong 32 53 26 31 6 22 100 121 4 4 24 370 31 733 208 288
Target 1 43 54 23 27 20 27 269 324 6 11 34 755 34 433 211 196
Bambanani 32 23 16 18 16 5 88 116 3 4 24 724 14 082 69 47
Joel 30 45 18 20 12 25 33 30 4 5 22 409 28 936 175 184
Unisel 20 23 15 18 5 5 34 82 2 2 15 304 13 825 119 128
Target 3 15 18 13 15 2 3 48 45 4 3 12 603 11 799 90 96
Surface
All other surface operations
37 42 27 31 10 11 46 23 1 12 27 200 26 395 3 067 2 636
Total South Africa
367
484
268
319
99
165
2 139
2 542
58
82
284 856
299 772
5 009
4 709
International
Hidden Valley
36 35 31 30 5 5 333 678 5 11 24 917 22 152 555 541
Total international
36
35
31
30
5
5
333
678
5
11
24 917
22 152
555
541
Total continuing operations
403
519
299
349
104
170
2 472
3 220
63
93
309 773
321 924
5 564
5 250
Discontinued operations
Evander
– 41 – 24 – 17 – 143 – 6 – 26 267 – 175
Total discontinued
operations
–
41
–
24
–
17
–
143
–
6
–
26 267
–
175
Total operations
403
560
299
373
104
187
2 472
3 363
63
99
309 773
348 191
5 564
5 425
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 of the Rand financial statements for details.
# Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$nil million (2013: US$16 million)

DEVELOPMENT RESULTS (Metric)
Quarter ending September 2013
Channel
Reef
(meters)
Sampled
(meters)
Width
(Cm’s)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 391 360 8.92 176.34 1 573
B Reef 260 252 68.34 12.33 843
All Reefs
651
612
33.36
38.14
1 272
Phakisa
Basal 281 292 99.91 11.07 1 106
Leader 3 6 47.00 1.43 67
All Reefs
283
298
98.84
10.98
1 085
Bambanani
Basal 19 19 86.80 11.82 1 026
All Reefs
19
19
86.80
11.82
1 026
Doornkop
South Reef 361 358 45.63 15.56 710
All Reefs
361
358
45.63
15.56
710
Kusasalethu
VCR Reef 483 407 101.12 13.40 1 355
All Reefs
483
407
101.12
13.40
1 355
Target 1
Elsburg 131 71 258.80 6.45 1 668
All Reefs
131
71
258.80
6.45
1 668
Target 3
Elsburg 17 13 131.32 6.46 849
Basal 49 19 13.05 123.06 1 606
A Reef 62 28 124.04 12.96 1 608
B Reef 222 119 85.24 24.70 2 105
All Reefs
350
178
86.76
21.75
1 887
Masimong 5
Basal 403 360 47.26 17.05 806
B Reef 99 124 85.59 11.84 1 013
All Reefs
503
483
57.08
15.05
859
Unisel
Basal 375.7 277 189.61 9.07 1 721
Leader 469.4 388 207.36 5.75 1 193
Middle 37.2 29 215.39 9.34 2 012
All Reefs
882
693
200.60
7.17
1 437
Joel
Beatrix 254 247 188.99 9.67 1 828
All Reefs
254
247
188.99
9.67
1 828
Total Harmony
Basal 1 519 1 326 78.25 16.43 1 286
Beatrix 254 247 188.99 9.67 1 828
Leader 472 394 204.92 5.74 1 175
B Reef 582 494 76.73 15.50 1 189
A Reef 61.8 27.5 124.04 12.96 1 608
Middle 37.2 28.5 215.39 9.34 2 012
Elsburg 148.0 83.5 239.72 6.45 1 545
Kimberley 79.1 80.25 14.00 102.74 1 438
South Reef 361 357.75 45.63 15.56 710
VCR 483 407 101.12 13.40 1 355
All Reefs
3 997
3 445
103.66
12.20
1 265
DEVELOPMENT RESULTS (Imperial)
Quarter ending September 2013
Channel
Reef
(feet)
Sampled
(feet)
Width
(inch)
Value
(oz/t)
Gold
(In.oz/t)
Tshepong
Basal 1 284 1 181 4 4.52 18
B Reef 853 825 27 0.36 10
All Reefs
2 137
2 006
13
1.12
15
Phakisa
Basal 920 958 39 0.33 13
Leader 8 20 19 0.04 1
All Reefs
929
978
39
0.32
12
Bambanani
Basal 62 62 34 0.35 12
All Reefs
62
62
34
0.35
12
Doornkop
South Reef 1 183 1 174 18 0.45 8
All Reefs
1 183
1 174
18
0.45
8
Kusasalethu
VCR Reef 1 586 1 335 40 0.39 16
All Reefs
1 586
1 335
40
0.39
16
Target 1
Elsburg 430 233 102 0.19 19
All Reefs
430
233
102
0.19
19
Target 3
Elsburg 55 41 52 0.19 10
Basal 160 62 5 3.69 18
A Reef 203 90 49 0.38 18
B Reef 729 390 34 0.71 24
All Reefs
1 147
584
34
0.64
22
Masimong 5
Basal 1 323 1 179 19 0.49 9
B Reef 326 406 34 0.34 12
All Reefs
1 649
1 585
22
0.45
10
Unisel
Basal 1 232 909 75 0.26 20
Leader 1 540 1 271 82 0.17 14
Middle 122 94 85 0.27 23
All Reefs
2 895
2 274
79
0.21
17
Joel
Beatrix 835 810 74 0.28 21
All Reefs
835
810
74
0.28
21
Total Harmony
Basal 4 983 4 352 31.00 0.48 14.76
Beatrix 835 810 74.00 0.28 20.99
Leader 1 548 1 291 81.00 0.17 13.50
B Reef 1 908 1 622 30.00 0.46 13.66
A Reef 203 90 49.00 0.38 18.46
Middle 122 94 85.00 0.27 23.10
Elsburg 485 274 94.00 0.19 17.75
Kimberley 260 263 6.00 2.75 16.52
South Reef 1 183 1 174 18.00 0.45 8.15
VCR 1 586 1 335 40.00 0.39 15.56
All Reefs
13 113
11 304
41.00
0.35
15
PRINTED BY INCE (PTY) LTD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 8, 2013
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director